SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August 2003
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X                         Form 40-F
                             ---                                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                 No X
                       ---                                ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                           [GENESYS CONFERENCING LOGO]



         Genesys Conferencing successfully achieves its rights offering for cash and its financial restructuring

Montpellier - France - August 4, 2003 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY) announced today that its rights offering with preferential subscription right for cash, which opened on July 10, 2003, and closed on July 23, 2003, was successfully completed.

The rights offering, which was launched on July 3, 2003, was subscribed up to 100%, representing a total of 6,192,876.80 euros, inclusive of the issuance premium. As a result of the subscriptions, Genesys will issue 2,814,944 new ordinary shares, which will be quoted on the Nouveau marche of Euronext Paris starting August 6, 2003.

The new shares to be issued are the result of the exercise of preferential subscription rights by Genesys' shareholders of 2,632,472 shares. The additional new shares were allocated to Universal Capital Partners S.A., Part-Com S.A. and In'Com S.A. in connection with their commitment to subscribe to the rights offering.

The rights offering was also extended to holders of Genesys ADRs, who exercised subscription rights for 864,224 new ADRs. It is expected that the new ADRs will be quoted on the Nasdaq.

The completion of the rights offering was the last condition to Genesys' financial restructuring, which has now been successfully completed. As announced, Genesys will use the proceeds of the rights offering to repay or repurchase 50% of its outstanding 3% convertible bonds.

The right to exercise the stock options and the right of bondholders to convert outstanding 3% convertible bonds, as well as the Company's right to early repayment of the redeemable bonds, will resume on August 6, 2003.



Genesys' undertakings under the financial restructuring plan are detailed in the French language document de reference, which is available on the Web site of the Commission des operations de bourse, www.cob.fr, on Genesys' Web site, www.genesys.com, or free upon request at Genesys' headquarters. The information is also described in the English language annual report on Form 20-F and the registration statement on Form F-3, relating to the new Genesys shares to be issued in the rights offering (the "Shares"), which were filed by Genesys with the Securities and Exchange Commission (SEC) on May 15, 2003, and July 2, 2003, respectively, and which are available on the Web site of the Securities and Exchange Commission, www.sec.com, on Genesys' Web site, www.genesys.com, or free upon request at Genesys' headquarters. The registration statement on Form F-3 was declared effective by the SEC on July 3, 2003. The subscription period is now closed, and all offers to buy Shares were made pursuant to the prospectus. The Shares to be sold will only be sold pursuant to the prospectus. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Tricia Heinrich
Public Relations
Phone: 415 608 6651
tricia.heinrich@genesys.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 5, 2003

                                   GENESYS SA


                                   By: /s/ Francois Legros
                                   -----------------------
                                   Name:  Francois Legros
                                   Title:  Chairman and Chief Executive Officer